UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
  Washington D.C. 20549

FORM N-17f-2

Certificate of Accounting of Securities and Similar
Investments in the Custody of
Management Investment Companies

Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

1. Investment Company Act File Number:	Date examination completed:

811-21864	September 13, 2007

2. State Identification Number: _N/A_

AL	AK	AZ	AR	CA	CO
CT	DE	DC	FL	GA	HI
ID	IL	IN	IA	KS	KY
LA	ME	MD	MA	MI	MN
MS	MO	MT	NE	NV	NH
NJ	NM	NY	NC	ND	OH
OK	OR	PA	RI	SC	SD
TN	TX	UT	VT	VA	WA
WV	WI	WY	PUERTO RICO

Other (specify):

3. Exact name of Investment Company as specified in registration statement:
WisdomTree Trust

4. Address of principal executive office (number, street, city, state, zip code):

48 Wall Street
Suite 1100
New York, N.Y. 10005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Trustees of
The WisdomTree Trust

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, that the WisdomTree Trust, including the WisdomTree Total Dividend Fund, WisdomTree High-Yielding Equity Fund, WisdomTree LargeCap Dividend Fund, WisdomTree Dividend Top 100 Fund, WisdomTree MidCap Dividend Fund, WisdomTree SmallCap Dividend Fund, WisdomTree DEFA Fund, WisdomTree DEFA High-Yielding Equity Fund, WisdomTree Europe Total Dividend Fund, WisdomTree Europe High-Yielding Equity Fund, WisdomTree Europe SmallCap Dividend Fund, WisdomTree Japan Total Dividend Fund, WisdomTree Japan High-Yielding Equity Fund, WisdomTree Japan SmallCap Dividend Fund, WisdomTree Pacific ex-Japan Total Dividend Fund, WisdomTree Pacific ex-Japan High-Yielding Equity Fund, WisdomTree International LargeCap Dividend Fund, WisdomTree International Dividend Top 100 Fund, WisdomTree International MidCap Dividend Fund, WisdomTree International SmallCap Dividend Fund, WisdomTree International Basic Material Sector Fund, WisdomTree International Communications Sector Fund, WisdomTree International Consumer Cyclical Sector Fund, WisdomTree International Consumer Non-Cyclical Sector Fund, WisdomTree International Energy Sector Fund, WisdomTree International Financial Sector Fund, WisdomTree International Health Care Sector Fund, WisdomTree International Industrial Sector Fund, WisdomTree International Technology Sector Fund, WisdomTree International Utilities Sector Fund, WisdomTree Total Earnings Fund, WisdomTree Earnings 500 Fund, WisdomTree MidCap Earnings Fund, WisdomTree SmallCap Earnings Fund, WisdomTree Earnings Top 100 Fund, WisdomTree Low P/E Fund, each a series of WisdomTree Trust (the "Funds") complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (the "Act") as of February 28, 2007. Management is responsible for the Funds’ compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Funds compliance based on our examination.

Our examination was conducted in accordance with standards of the Public Company Accounting Oversight Board (United States) and accordingly, included examining, on a test basis, evidence about the Funds compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of February 28, 2007, and with respect to agreement of security and similar investments purchases and sales, for the period September 1, 2006 to February 28, 2007.

•	Confirmation of all securities held by BNY Mellon, Custodian in book entry form and reconciliation with depositories and subcustodians used by BNY Mellon

To the Board of Trustees of
The WisdomTree Trust
Page Two

•	Confirmation of all securities hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledges, or transfer agents

•	Reconciliation of all such securities to the books and records of the Funds and the Custodian, BNY Mellon

•	Confirmation of all repurchase agreements with broker/banks and agreement of underlying collateral with Custodian records

•	Agreement of five security purchases and five security sales from the books and records of the Funds to broker confirmations

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified requirements.

In our opinion, management's assertion that the WisdomTree Trust complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of February 28, 2007, with respect to securities and similar investments reflected in the investment accounts of the Funds, is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of the WisdomTree Trust, and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

TAIT, WELLER & BAKER LLP

Philadelphia, Pennsylvania
September 13, 2007